UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Clearmind Medicine Inc. (the “Company”) is announcing that it will effect a reverse share split of the Company’s common shares at the ratio of 1-for-10, such that each ten (10) common shares, no par value, shall be consolidated into one (1) common share, no par value. The first date when the Company’s common shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Thursday, May 21, 2026.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged. The reverse split will adjust the number of issued and outstanding common shares of the Company from 10,190,337 common shares to approximately 1,019,033 common shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional common shares will be issued as a result of the reverse split. All fractional common shares will be rounded up to the nearest whole common share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase common shares. The new CUSIP number for the common shares will be 185053600.

On May 19, 2026, the Company issued a press release titled “Clearmind Medicine Announces 1-for-10 Reverse Share Split.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including the first four paragraphs and the section titled “Forward-Looking Statements” of the press release attached to this Form 6-K as Exhibit 99.1, are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-290404, 333-293521 and 333-295455) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Clearmind Medicine Announces 1-for-10 Reverse Share Split”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: May 19, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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